Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into this Report on Form 20-F, of our report dated March 12, 2020 (which includes an explanatory paragraph relating to the ability of Far Point Acquisition Corporation to continue as a going concern) relating to the balance sheets of Far Point Acquisition Corporation as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2019 and for the period from February 23, 2018 (inception) through December 31, 2018, appearing in the proxy statement/prospectus of Global Blue Group Holding AG filed pursuant to Rule 424(b)(3) on August 3, 2020, which is a part of this Report, and to the reference to our Firm under the caption “Experts” in this Report.

/s/ WithumSmith+Brown, PC

New York, New York
September 3, 2020